UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Transfer from The Nasdaq Global Market to The Nasdaq Capital Market

On March 17, 2025, Lead Real Estate Co., Ltd (the “Company”) applied to transfer its American Depositary Shares, each representing one ordinary share of the Company (the “ADSs”), from The Nasdaq Global Market to The Nasdaq Capital Market (the “Capital Market”), as allowed under the Nasdaq Listing Rules.

On March 25, 2025, the Company’s transfer to the Capital Market was approved. Effective at the opening of business on March 27, 2025, the Company’s ADSs were transferred to the Capital Market. The Company’s ADSs continue to trade under the symbol “LRE” and trading of the ADSs was unaffected by this change. The Company anticipates receiving confirmation from the Nasdaq Hearings Department that the hearing held on March 20, 2025 will likely be rendered moot as a result of the Nasdaq Capital Market transfer application being approved by the Nasdaq Listing Qualifications Department.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: March 31, 2025	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Officer